DC
No Act
P.E. 11-17-02
0-33068

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02068217

December 23, 2002

Wayne Moseley
Commonwealth Investors Group
3846 Beverly Ridge Drive
Sherman Oaks, CA 91423

Act 1934
Section 14A-8
Rule
Public Availability 12/23/2002

Re: Commonwealth Energy Corporation
Incoming letter dated November 19, 2002

Dear Mr. Moseley:

This is in response to your letter dated November 17, 2002 concerning shareholder proposals submitted to Commonwealth Energy by Messrs. Maurice Cook, Hideto Kakiki and William Putnam. On November 15, 2002, we issued our response expressing our informal view that Commonwealth Energy could exclude the proposals from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

RECEIVED

2002 NOV 26 PM 5:45

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 17, 2002

Mr. Keir Devon Gumbs
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re. Commonwealth Energy Corporation

Dear Mr. Gumbs,

Enclosed is a copy of my transmittal letter and revised proposal to be included in CEC's annual proxy materials. It was revised per your direction and resubmitted well within the 7 days you specified.

At a Commonwealth Investors Group (CIG) meeting yesterday we reviewed your objections to 5 of the 7 proposals we submitted. Some we understand and will revise for submittal with our own proxy materials. However, on the Putnam proposal we believe we comply with 14a-8(i)(13) in that we **did not** call for a **specific** amount of dividend but rather a proportional or **relative** amount. The Kakiki proposal certainly is not vague and indefinite, 14a-8(i)(3); it proposes to **reinstate** a specific bylaw which we believe was illegally changed. The CIG proxy materials will reword the introduction as shown attached which we think will overcome your concerns. The Cook proposal also is not vague and indefinite compared to the existing bylaw, which we propose to amend. It specifies a day so that shareholders may plan ahead to attend the annual meetings. We're guessing that you may be concerned about the last sentence of the proposed amendment, which we will revise (delete) as shown.

We thank you for your analysis and explanations, which were concise and clear. As individual investors without formal legal representation we were almost overwhelmed by CEC's Sept. 13th submittal with nearly 50 pages of complex legal jargon paid for with our own shareholder funds at a rate of $475 per hour. The small investor going up against that kind of entrenched management with unlimited funds really does need SEC type support.

Respectfully,

Wayne Moseley

Wayne Moseley,
Commonwealth Investors Group
3846 Beverly Ridge Drive
Sherman Oaks, CA 91423

Proposals Submitted By Shareholders For Approval At The 2002/2003 CEC Annual Meeting

Fellow shareholders:

Many of CEC's current bylaws are outdated and allow management too much leeway in how they run the company, how they spend our funds and how they can dilute shareholder equity. Seven shareholders submitted proposals in accordance with CEC and SEC rules.

We were dumbstruck by the insulting actions taken against us. Not only did CEC clearly violate SEC Reg 14a8(f) by ignoring our initial submittal but they also spent thousands of dollars of our own shareholder money to hire outside legal counsel to try to find legal technicalities to exclude our proposals. If they are truly legally insufficient then our current bylaws are also. If needed, these CIG proposals could be modified to comply when you, the shareholders, vote for them. Mr. Carter didn't want to give you the opportunity to vote. He believes only he knows what's best for us!

That's the main reason for this proxy solicitation by the CIG, to get these on the ballot to let you vote and let you know once again, as the CSG did last year, in loud clear terms, about Mr. Carter's anti-shareholder attitude. We believe that these proposals, although perhaps not perfect, are a vast improvement of the current bylaws in terms of "shareholder" rights. Please read them and give us your proxy.

1) Shareholders' Proposed Resolution

It is the fiduciary responsibility of the Board to increase **shareholder** value, not the personal wealth of key managers. The Board shall adopt a compensation policy that ties cash bonuses for key managers to achievement of challenging performance goals developed by the Compensation Committee and approved by the full Board at least 9 months in advance of proposed awards. As disclosed in the Form 10, our key executives have been amply rewarded with handsome base pay, options and other perks. The Board shall set a minimum 10% annual increase in net income over the prior year as the "baseline" for the award of any cash bonus at all. Any proposed cash bonus pool for managers, as determined by the Compensation Committee, shall be matched with dividends for shareholders; $1 for management and at least $10 for shareholders dividends. In no case shall the bonus for a single employee exceed 1/3 of the management pool.

Shareholder submittal by:
L.W. Putnam
Seal Beach, Cal.

2) Shareholders' Proposed Amendment To The By-laws

At the present time, the Commonwealth Bylaws do not provide for specific compensation of Directors. Also, at the present time, according to records provided by CEC, several outside directors are not shareholders and are only awarded stock options. As a result they're not on shareholder mailing lists and it's my opinion that they have only minimal incentive to support issues that benefit shareholders.

The following shareholder proposal **revises** Article I of the bylaws by **replacing** section 14 and **adding** section 18. These changes insure that non-employee (outside) directors are incentivized to serve, are treated fairly and equally and insure that their decisions are not influenced by pressure and /or intimidation related to fear of losing compensation or assignment to committees of Commonwealth's Board of Directors. The new section 14 formally authorizes existing compensation practices and adds or modifies others. Upon approval of these amendments by the shareholders, the provisions of section 14 & 18 shall be retroactive to the 2000 annual election for currently serving directors.

Section 14. Compensation of Directors

Directors, other than employee directors, are to be compensated equally in three forms; cash, common stock and qualified stock options.

a) Cash: For each year of service, non-employee directors receive an annual retainer of $25,000, payable quarterly (Jan., April, July & Sept.) for any quarter or partial quarter from the time of their election. In addition, they receive $1,000 for each regular or special board meeting or annual stockholders meeting attended in person and $500 for each committee meeting attended or for each board meeting attended by telephone or videoconference. Committee chairpersons receive an additional $200 per month for those services. Directors are also entitled to reasonable expense reimbursement.

b) Stock: For each year of service non-employee directors receive a grant of 5,000 shares of CEC's common stock immediately following election.

c) Stock Options: For each year of service, non-employee directors receive incentive (qualified) options to purchase 50,000 shares of common stock. The options exercise price is set at fair market value, vest immediately upon award and are exercisable following the next annual election for up to 10 years following date of award.

Section 18. Indemnification of Non-employee Directors

Directors who are not employees are to be indemnified by the corporation and/or appropriate insurance to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with performance of their fiduciary responsibilities as representatives of the shareholders. All expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with any legal proceedings against or by the corporation shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding on behalf of such director.

Shareholder submittal by: Wayne Moseley
Sherman Oaks, Cal.

3) Shareholders' Proposed Amendment To The By-laws

The following shareholder proposal **replaces** Article I, section 15 of the bylaws. At the present time Board of Director committee assignments and chairmanships are doled out by the COB and may or may not be approved by the entire board. Currently, assignments may be subject to abuse because there are no rules insuring objectivity. It is my opinion that these proposed changes will insure that non-employee (outside) directors are treated fairly and equally and insure that their decisions are not influenced by pressure and /or intimidation related to fear of losing assignment to committees of Commonwealth's Board of Directors. They also incorporate the addition of a Corporate Governance Committee to stem what CIG identifies as the current Legacy of Secrecy and Litigation which is costly and disruptive as well as to insure fair elections are conducted and that honesty and ethics are employed throughout the corporation.

Section 15. Committees

Committees of the Board may be established by resolution passed by a majority of the whole Board. Committees shall have such powers of the Board as may be expressly delegated to them by resolution of the whole Board except those powers expressly made non-delegable by Sec. 311 or those committee decisions which must be presented for a vote of the whole board if 1 or more directors so request.

Standing committees will include as a minimum, Compensation (includes human resources), Corporate Governance (includes legal, election/nomination, ethics, etc.) and Audit.

Board committees are to consist of a minimum of 3 directors, at least 2 of which must be non-employee directors. The Chairman of the Board may recommend that certain directors serve on designated committees. However, directors may volunteer for specific committee assignments and chairmanships; board seniority shall be the tiebreaker when there is more than one candidate for a chairmanship. A chairperson must relinquish the chairmanship to a volunteer if that chairperson serves as chairperson of one or more other committees. Chairmanships must rotate annually if there are other volunteer candidates for a position. Employee directors may not serve on the compensation committee or as committee chairpersons.

Shareholder submittal by:
Chuck Ruzicka
San Diego, Cal.

6) Shareholders' Proposed Amendment To The By-laws

At the 2001 annual CEC stockholders meeting , the organizers declined to use Roberts Rules of Order, the standard meeting format used in prior years and by practically every company and every public meeting in the civilized world. Also, there was no meeting agenda provided ahead of time. This resulted in confusion, grumbling and shouting at the meeting. There is also significant concern about the lateness and accuracy of official minutes of meetings of the corporation.

The following shareholder proposal amends **Article II, Section 9** of the By-laws by **adding** as the last paragraph:

The Secretary of the Corporation or a designated representative shall:

a) Conduct the annual and other meetings in accordance with Roberts Rules of Order
b) Provide a written preliminary meeting agenda along with the proxy materials for the annual shareholders meeting
c) Provide a written or emailed agenda to directors at least one-week prior to regularly scheduled board of directors meetings.
d) Record via audio or video media the proceedings of shareholder and directors meetings and retain such media for review by directors and shareholders for a minimum of 3 years.
e) Summarize proceedings of shareholder and directors meetings in the form of written minutes to be retained and available for review by shareholders in accordance with applicable laws and regulations.
f) Provide drafts of shareholder and directors meeting minutes to directors for review and comment within 5 working days of such meetings

Shareholder submittal by: Louis Vocke
La Quinta, Cal.

7) Shareholders' Proposed Amendment To The By-laws

The present Management has thwarted the vote of the shareholders on the number of authorized Board members for the past 2 elections. Both years' management proposals, first to decrease and then to increase and provide a variable number of directors were defeated by the voters. The number of Directors was set at a maximum of seven in the By-laws prior to the 2000 and 2001 elections. Any changes had to be voted by the shareholders and only the shareholders. A current, illegal amendment even attempts to take these shareholder rights away and give them to the Board. This shareholder proposal directs management to return to a fixed number of 7 directors by **reinstating** the wording of the year 1999/2000 By-laws, **Article I, Section 2**, as follows:

Section 2. **Number and Qualification**

The authorized number of Directors of the corporation shall be no less than the minimum number of shareholders and no more than seven (7). This number may be changed by amendment to the Articles of Incorporation or by an amendment to this Section 2, Article I, of these By-laws, adopted by the vote or written assent of the Shareholders entitled to exercise majority voting power as provided in Sec.212.

Shareholder submittal by: Hideto Kakiki
Granada Hills, Cal.